Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	MobileyMe, Inc.
Jurisdiction of Organization:	Florida
Date of Organization:	09/20/2019
Form of Organization:	Corporation
Physical Address:	13506 Summerport Village Pkwy, Ste 265, Windermere, FL, 34786
Issuer Website:	www.mobileyme.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Mahira Durrani	Founder	09/2019
Bryan Seely	Vice President of Finance	01/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Mahira Durrani	Common Stock	90%

Description of Company's Business – §227.201(d)

MobileyMe, Inc. ("MobileyMe") has created a Eureka-type product and service that is ready to hit the market. The elegantly engineered software, 'MobileMe,' is a patented internet-based program that would enable any user's cell phone data to be saved in a cloud service without even holding the phone in their hands. It offers you full access to your smartphone's features, including accessing your contacts, and receiving and making calls with your own caller ID, while giving you a seamless experience.

There's no need to be anxious any longer about being able to access your phone in the event of a lost, stolen, or bricked device. MobileyMe will prevent loss of data from happening, because you will be able to keep the ability to access your personal information and continue running your business without even physically having your phone. It's a brilliant breakthrough in mobile application technology, as it gives the assurance to any mobile phone owner that their smartphone data will never just go kaput. The user will have the capability to access the phone as if it were never lost and can be traced no matter where it is. MobileyMe is a revolutionary breakthrough in the tech industry and the information security space. The online application is a first-of-its-kind software, brilliantly engineered by a team of driven and passionate tech experts. MobileyMe is a patented internet-based software application that offers the user full access to smartphone's features. Even without holding the phone in your hands, you can access your contacts list and make calls and receive calls using your own caller ID.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	6

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as MobileyMe (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Financial Statement Risk

Unless otherwise indicated, the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Demand Risk

Realized market demand for the Company's Project may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the Project is released.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Use of Funds Risk

The projected use of funds and proceeds from this Regulation CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Regulation CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

• Local, regional, national, or global economic recessions;
• Changes in capital market conditions and the Company's ability to obtain future funding;
• Changes or declines in employment within the Company and outside the Company;
• Domestic or international tax policy changes;
• Domestic and global political conditions;
• Wars, natural disasters and other potential crises.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Regulation CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$ 50,000.00	2/22/2021

Required Statement:
If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$ 107,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

The Company will use the money raised for general offering expenses, legal fees, accounting, and working capital. General offering expenses include funds needed to market the campaign raise and obtain legal and accounting assistance for the campaign. Working capital includes general operational expenses, product development, and customer acquisition techniques.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$2,500.00	$5,350.00
Portal Fees:	$3,000.00	$6,420.00
Legal Fees:	$3,750.00	$8,025.00
General Operating Expenses:	$9,250.00	$19,795.00
Customer Acquisition:	$9,250.00	$19,795.00
Product Development:	$18,500.00	$39,590.00
Accounting:	$3,750.00	$8,025.00
Total Proceeds:	**$50,000.00**	**$107,000.00**

Irregular use of proceeds:

None.

Investment and Cancellation Process – §227.201(j)
Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials. Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities - §227.201(l)

The Company is offering a Debt Investment, which will be referred to as the "Convertible Note."

Ownership and Capital Structure - §227.201(m)

The Offering:

Company: MobileyMe, Inc.
Address: 13506 Summerport Village Pkwy, Ste 265, Windermere, FL, 34786
State of Organization: Florida
Date Company Was Formed: 09/20/2019

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Offering Type: Convertible Note
Type of Equity Converted Into: Preferred Stock
Conversion Trigger: Automatic conversion will occur if financing happens on or prior to maturity date.
Maturity Date: 2 years
Valuation Cap: $6,000,000
Discount Rate: 20%
Annual Interest Rate: 7%

Shareholder Voting Rights: None
Shareholder Voting Rights Limitations: None

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	9,000,000	9,000,000	Yes
Preferred Stock	1,000,000	555,329	No

Summary of differences between security offered and outstanding securities:

The securities offered here are in the form of a Convertible Promissory Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlined in the agreement.

The Company also has other shareholders, holding common stock in the company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the Company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investor;
3. As part of an offering registered with the U.S. Securities and Exchange Commission; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt - §227.201(p)

The Company sold shares and has access to credit cards. The Company is also utilizing its SBA loan. The terms of the loan are as follows: the total note amount is $117,000, to be paid via monthly installment payments, including principal and interest, in the amount of $571.00. Payments will begin 12 months from the date of the note which is June 18, 2020. The balance of principal and interest will be payable thirty (30) years from the date of the note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None.

Transactions between the Company and "Insiders" - §227.201(r)

None.

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history?

Yes.

Historical Financial Highlights:

The Company has not launched yet but has conducted 2 rounds of meetings with a bank who have offered to co-invest with an investor and have agreed to verify this.

They have also agreed to make their network of investors available. The Company is nearing its beta of the product and looking for investment to complete the product. It anticipates launching this year.

The price point is $36 and can be marketed to 5.1 billion phone users. According to research, 70 million phones are lost/stolen each year. Therefore, taking a fraction of this market to project earnings for, a must-have product such as MobileyMe, can illustrate this best. Even at 20mm recipes of this product, it would provide $720,000,000 revenue.

This can only be a projection at this stage given that the product is not currently producing revenue due to the launch, but it is evident that a unique product such a MobileyMe is likely to give an attractive ROI to investors.

Financial Projections:

Market Value: 5.1 Billion

Phones Lost/Stolen per year (2018 figures): 70m

70m is a fraction of the 5.1 Billion phone users and this number can be used as an example of people that immediately realize that they have a requirement for the Company. It shall reduce this number to be conservative and shall use 10m subscribers.

10m (subscribers) x $36 (annual subscription fee) = $360,000,000

This is more dependent on an effective and robust marketing plan. The Company's management has discussed this with a niche bank that would be willing to introduce the Company to existing clients that would guide it through an effective strategy as well as potentially making strategic investments.

The Company believes that it will not need to make a significant raise apart from marketing. As word travels about the capabilities of MobileyMe, it really isn't a difficult sell to a potential customer given the strength of an individuals need for such product.

It is evident that in the first year, the Company would need to get the word out in the public domain of the existence of such a product and therefore provide the following projections once the finished product is launched. The Company believes that after a conservative start there is likely to be a steep curve for subscribers. Its product is patented and thus should protect it to some extent. It will also need to build brand awareness.

Year 1 - 100,000 (subscribers) x $36 (annual subscription fee) = $3,600,000
Year 2 - 500,000 " x $36 " =$18,000,000
Year 3 - 2m " x $36 " =$72,000,000

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years of the period(s) since inception, if shorter.

Disqualification Events - §227.201(u)

Required Statement

A company/issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime:

No.

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not failed to file the reports required by Regulation CF associated with prior raises.